EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	June 30,
(Dollars in millions)	2015	2014
Consolidated income before provision for income taxes	$205	$577
Fixed charges:
Interest[1]	$508	$130
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2
Total fixed charges	$510	$132
Earnings available for fixed charges	$715	$709
Ratio of earnings to fixed charges	1.40	5.37

[1]	Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”